# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Peraso Inc., CIK 0000890394
CUSIP: 71360T200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2033 Gateway Place, Suite 500, San Jose, California (CA), 95110
Date of event which requires filing of this statement: 10/28/2026
Filed by CIK 0001675758
Persons authorized to receive notices and communications: Fahd M.T. Riaz, DLA Piper LLP (US), 1650 Market Street, Suite 5000, Philadelphia, Pennsylvania (PA), 19103, (215) 656-3316

## Reporting persons
- Nant Capital, LLC (CIK 0001675758): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 4,088,683; shared voting power 0; sole dispositive power 4,088,683; shared dispositive power 0; aggregate amount beneficially owned 4,088,683 (19.99% of the class)
- Patrick Soon-Shiong: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 4,088,683; shared voting power 0; sole dispositive power 4,088,683; shared dispositive power 0; aggregate amount beneficially owned 4,088,683 (19.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Peraso Inc.
Address of issuer's principal executive offices: 2033 Gateway Place, Suite 500, San Jose, California (CA), 95110

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by Nant Capital, LLC, a Delaware limited liability company ("Nant Capital" or the "Purchaser"), and Dr. Patrick Soon-Shiong (the "Reporting Person" and, together with Nant Capital, the "Reporting Persons"), pursuant to the Joint Filing Agreement filed as Exhibit 99.1 hereto.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 450 Duley Road, El Segundo, California 90245
Present principal occupation or employment: The principal business of Nant Capital, LLC ("Nant Capital") is investment in, and the acquisition and holding of securities and other assets. The Reporting Person is the sole member of Nant Capital.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Nant Capital is a Delaware limited liability company. The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 26, 2026, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with Nant Capital, LLC (the "Purchaser"), pursuant to which the Issuer agreed to issue and sell to the Purchaser shares of the Issuer's common stock, par value $0.001 per share ("Common Stock"), warrants to purchase Common Stock (the "Common Warrants") and/or pre-funded Common Stock purchase warrants (the "Pre-Funded Warrants," and together with the Common Warrants, the "Warrants") (the "PIPE"). The shares of Common Stock purchased in the PIPE are referred to herein as the "Shares." The number of securities purchased by the Purchaser was subject to a beneficial ownership limitation equal to 19.99% of the number of shares of Common Stock outstanding immediately prior to the issuance of the securities at the Closing (as defined below). In addition, the Warrants contain an exercise limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such exercise the holder, together with its affiliates and other attribution parties, would beneficially own in excess of 19.99% of the number of shares of Common Stock that would be issued and outstanding following such exercise (the "Blocker"). The price per share of Common Stock and accompanying Common Warrant to purchase one share of Common Stock is $0.5034. The price per Pre-Funded Warrant and accompanying Common Warrant to purchase one share of Common Stock is $0.5024.

In connection with the closing of the PIPE (the "Closing"), the Purchaser purchased 3,271,355 shares of Common Stock and 16,593,563 Pre-Funded Warrants, and also received 19,864,918 Common Warrants. The aggregate purchase price paid by the Purchaser at the Closing was $9,999,999.72 (including the pre-funded exercise price of the Pre-Funded Warrants), which was funded from the working capital of the Purchaser. As a result of the Blocker, as of the date hereof, except for 817,328 shares of Common Stock subject to the Warrants exercisable within 60 days of the date of this filing, the Warrants held by the Purchaser are not exercisable within 60 days of the date hereof with respect to the remaining 35,641,153 shares of Common Stock underlying the Warrants, and the Reporting Persons disclaim beneficial ownership of such shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule is incorporated herein by reference.

The Reporting Person acquired the shares of Common Stock, Pre-Funded Warrants and Common Warrants for investment purposes.

From and after the Closing, for so long as the Purchaser and its affiliates beneficially own sixteen and seven-tenths percent (16.7%) or more of the Issuer's outstanding Common Stock (including, solely for this purpose, shares of Common Stock issuable upon exercise of the Pre-Funded Warrants), the Purchaser will have the right, but not the obligation, to designate two (2) individuals for appointment to the Issuer's board of directors, one of whom shall be the Reporting Person so long as the Reporting Person is reasonably available, and for so long as the Purchaser and its affiliates beneficially own five percent (5%) or more of the Issuer's outstanding Common Stock (calculated on the same basis), the Purchaser will have the right, but not the obligation, to designate one (1) individual for appointment to the Issuer's board of directors, in each case subject to compliance with applicable Nasdaq rules. The Issuer has agreed to include the Purchaser's designees in the board's slate of nominees at each applicable meeting of stockholders and to use its reasonable best efforts to cause their election, and each designee is required to tender his or her resignation if the Purchaser's ownership falls below the applicable threshold. These rights are personal to the Purchaser and may not be assigned. The Reporting Person may engage in discussions from time to time with the Issuer's board of directors, the Issuer's management or the Issuer's other stockholders. These discussions may be with respect to (i) acquiring or disposing of the shares or other securities of the Issuer; (ii) maintaining or changing the Issuer's business, operations, governance, management, strategy or capitalization, or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Person may acquire additional securities through open market transactions, privately negotiated transactions or other methods.

(a) The Reporting Person at any time and from time to time may acquire additional shares of Common Stock, Pre-Funded Warrants and/or Common Warrants or dispose of any or all of the shares of Common Stock, Pre-Funded Warrants and/or Common Warrants that the Reporting Person owns depending upon an ongoing evaluation of his investment in the shares of Common Stock, Pre-Funded Warrants and/or Common Warrants, prevailing market conditions, other investment opportunities, other investment considerations or other factors.

(b) - (j) Except as disclosed in this Schedule, the Reporting Person has no plans or proposals which relate to, or could result in, any matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position or change his purpose or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Schedule, the Purchaser beneficially owns an aggregate of 4,088,683 shares of Common Stock, or 19.99% of the Issuer's outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on 19,636,317 shares of Common Stock outstanding as of October 28, 2026.

The Reporting Person is the sole member of the Purchaser, and beneficially owns and has sole voting and investment power over 4,088,683 shares of Common Stock, subject to any applicable California community property laws, which consists of (i) 3,271,355 shares of Common Stock held directly by the Purchaser and (ii) 817,328 shares of Common Stock subject to Warrants exercisable within 60 days of the date of this filing held directly by the Purchaser. As a result, the Reporting Person may be deemed to beneficially own, in the aggregate, 4,088,683 shares of Common Stock, or 19.99% of the Issuer's outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 4,088,683 shares of Common Stock, and shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, 0 shares of Common Stock.
Transactions in the class effected during the past sixty days: The information set forth in Items 3, 4 and 5(a) of this Schedule is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Securities Purchase Agreement

The information set forth in Items 3 and 4 of this Schedule is incorporated herein by reference. Pursuant to the Purchase Agreement, the Issuer agreed, among other things, (i) to grant the Purchaser the board designation rights described in Item 4; (ii) until the earlier of thirty (30) days following the date the Shares are registered for resale pursuant to an effective registration statement and sixty (60) days following the Closing Date, not to issue shares of Common Stock or Common Stock equivalents or file a registration statement relating thereto, subject to customary exceptions; (iii) to reserve sufficient shares of Common Stock for issuance upon exercise of the Warrants; (iv) to remove restrictive legends upon registration or eligibility for resale under Rule 144; and (v) to indemnify the Purchaser and its affiliates for breaches of the Issuer's representations, warranties and covenants. The Purchaser agreed not to effect any purchases or sales, including short sales, of the Issuer's securities from the date of the Purchase Agreement until the filing of the Issuer's Current Report on Form 8-K disclosing the PIPE. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit 4 hereto and incorporated by reference herein.

Pre-Funded Warrants

The Pre-Funded Warrants will be exercisable for shares of Common Stock (the "Pre-Funded Warrant Shares") at any time and from time to time on or after issuance until exercised in full, at an exercise price of $0.001 per share, subject to a 19.99% beneficial ownership limitation, which may not be waived and shall apply to any successor holder of Pre-Funded Warrants (although the holder may decrease the limitation, or increase it to not more than 19.99% effective on the 61st day after notice to the Issuer). The Purchaser may elect to receive Pre-Funded Warrants in lieu of shares of Common Stock and, without election, shall receive Pre-Funded Warrants in lieu of shares of Common Stock to the extent the issuance of such shares would cause the Purchaser to exceed the 19.99% beneficial ownership limitation pursuant to the terms of the Purchase Agreement. The aggregate exercise price of the Pre-Funded Warrants, including the $0.001 per share exercise price, was pre-funded to the Issuer on or before issuance, and no additional consideration is required to be paid upon exercise. The Pre-Funded Warrants may be exercised on a cashless basis at the holder's election and, if a registration statement registering the issuance of the Pre-Funded Warrant Shares is not effective at the time of exercise, may only be exercised on a cashless basis. Upon exercise, the Issuer is required to deliver the underlying shares within the standard settlement period, subject to the terms of the Pre-Funded Warrants. The Pre-Funded Warrants may not be transferred other than to an affiliate, subject to applicable securities laws.

The foregoing description of the Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by reference to the Form of Pre-Funded Warrant, a copy of which is filed as Exhibit 1 hereto and incorporated by reference herein.

Common Warrants

The Common Warrants will be exercisable for shares of Common Stock (the "Common Warrant Shares" and, together with the Pre-Funded Warrant Shares, the "Warrant Shares"), or, in certain circumstances, Pre-Funded Warrants, from the date of issuance through 5:00 p.m., New York City time, on the two-year anniversary of the date of issuance, at an exercise price of $0.3784 per share, subject to adjustment as provided in the Common Warrants. The Common Warrants may be exercised for cash or, if and only if there is no effective registration statement registering the Common Warrant Shares, on a cashless basis. The Common Warrants are subject to a 19.99% beneficial ownership limitation, which may not be waived and shall apply to any successor holder of a Common Warrant. The Common Warrants also provide for customary adjustments for stock dividends, stock splits, reclassifications and Fundamental Transactions, and permit the holder, to the extent the beneficial ownership limitation restricts exercise for shares of Common Stock, to receive upon exercise Pre-Funded Warrants with an exercise price of $0.001 per share (and a correspondingly reduced Common Warrant exercise price) in lieu of shares of Common Stock. The Issuer may also voluntarily reduce the exercise price of the Common Warrants at any time, subject to the rules of the Nasdaq Capital Market.

The foregoing description of the Common Warrant does not purport to be complete and is qualified in its entirety by reference to the Form of Common Warrant, a copy of which is filed as Exhibit 2 hereto and incorporated by reference herein.

Registration Rights Agreement

In connection with the PIPE, the Issuer and the Purchaser entered into a Registration Rights Agreement, dated October 28, 2026 (the "Registration Rights Agreement"), requiring the Issuer, within 30 calendar days following the Closing Date, to file a registration statement on Form S-3 (or Form S-1 if the Issuer is not then eligible to use Form S-3) for the resale of the Shares and the Warrant Shares (without giving effect to any limitations on exercise of the Warrants). The Issuer must use its best efforts to cause the registration statement to become effective by the 90th calendar day following the Closing Date, or by the 120th calendar day following the Closing Date if the Securities and Exchange Commission (the "SEC") reviews and provides written comments, or, if earlier, by the fifth (5th) business day after the SEC notifies the Issuer that the registration statement will not be reviewed or is no longer subject to further review and comments. The Issuer must keep the registration statement continuously effective until the earlier of the date all covered securities have been publicly sold and the date the securities cease to be Registrable Securities (as defined in the Registration Rights Agreement). If the Issuer fails to meet certain filing, effectiveness or maintenance requirements, the Issuer is required to pay the holder liquidated damages equal to 1.0% of the aggregate purchase price paid for the Registrable Securities then held on the date of such failure and on each monthly anniversary thereof until cured, subject to a cap of 5.0% of such aggregate purchase price.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 3 hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description of Exhibits
1. Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 26, 2026)
2. Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 26, 2026)
3. Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 26, 2026)
4. Securities Purchase Agreement, dated October 26, 2026, by and between the Issuer and Nant Capital, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 26, 2026)
99.1 Joint Filing Agreement, dated November 4, 2026, by and among Nant Capital, LLC and the Reporting Person

## Signatures
- Nant Capital, LLC: /s/ Charles Kenworthy, Charles Kenworthy, Manager (11/04/2026)
- Patrick Soon-Shiong: /s/ Patrick Soon-Shiong, Patrick Soon-Shiong (11/04/2026)